Exhibit 99.1

PINTEC Announces Management Change

BEIJING, Oct.18, 2019 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that Ms. Jing Zhou has tendered her resignation as the Company’s President in order to devote more time to her family. Ms. Zhou’s resignation will be effective as of today, but she will continue to advise for the Company. Meanwhile, Dr. Victor Li will assume Ms. Zhou’s previous responsibilities, overseeing the development of the Company’s international business.

Mr. Jun Dong, acting Chief Executive Officer and Chairman of PINTEC, commented, “On behalf of PINTEC and our board of directors, I would like to thank Ms. Zhou for her dedication to the Company and her contributions to our rapid business expansion, both at home and abroad. As we highly value Ms. Zhou’s experience and expertise, she will serve as an advisor to the Company following her resignation from her current position. We understand Ms. Zhou’s desire to spend more time with her family and wish her all the best in her future endeavors.”

Mr. Dong further commented, “We are pleased to welcome Dr. Li to the position of head of international business. Victor’s established leadership, as well as unique combination of industry experience and subject matter expertise in the fields of AI, big data, and fintech, make him the ideal candidate to spearhead our global expansion initiatives going forward.”

Dr. Victor Li is a co-founder of InfraRisk Pty Ltd. (“InfraRisk”), a leading supplier of credit risk related software and services in Australia, which was acquired by the Company in May 2019. Dr. Victor Li is a serial entrepreneur and IT industry veteran, with more than 20 years of experience in building and commercializing cutting-edge technologies. Dr. Victor Li has held multiple senior executive positions in both China and Australia, accumulating a comprehensive set of industry experiences in areas such as R&D, consulting, business development, and management. Dr. Victor Li founded and served as Australia CEO of VanceInfo Technologies Inc. (NYSE: VIT). In this role, he established the first China-based IT services firm in Australia and drove its expansion across the Asia-Pacific region. Dr. Victor Li is passionate about leveraging AI and big data to help Fintech companies utilize more automation and intelligence, both within their businesses as well as into their client offerings. Dr. Victor Li holds a Ph.D. in Computer Science from the University of Melbourne as well as a master’s and bachelor’s degree in Electrical Engineering from the Beijing Institute of Technology.

Dr. Victor Li stated, “PINTEC has achieved meaningful progress in executing its globalization strategies over the past two years. Going forward, I plan to expand our international coverage by utilizing the Company’s proven technologies and my own personal experiences with business partners in the fields of finance and technology.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact

Joyce Tang

Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622

E-mail: ir@pintec.com

Jack Wang

ICR Inc.

Phone: +1-646-308-1622

E-mail: pintec@icrinc.com